UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

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Form 40-F

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[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

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No

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(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

Peace Arch Entertainment and Genius Products Enter into Exclusive U.S. Distribution Agreement for Archetype Genre Films

Emerging Entertainment Companies Unite to Exploit Robust Horror and Thriller Market

TORONTO-(MARKET WIRE)-May 9, 2006 -- Peace Arch Entertainment Group Inc. (AMEX: PAE - News; Toronto: PAELV.TO - News) one of North America's fastest growing independent entertainment companies, and Genius Products, Inc. (OTCBB: GNPI), have entered into an exclusive agreement for Genius to distribute a new slate of cutting edge horror and thriller films from Peace Arch's Archetype Films division, it was announced today by Genius CEO Trevor Drinkwater and Peace Arch President John Flock.

Under the agreement, Genius has acquired exclusive U.S. DVD distribution rights to five new films from Peace Arch's Archetype Films label, which focuses on the horror, thriller and action and science fiction genres:

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"Warriors of Terra" stars Edward Furlong ("Terminator 2") as a member of an animal rights group that penetrates a biotech facility and mistakenly releases a monster within.

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"5ive Girls" stars Ron Perlman ("Hellboy") as a Catholic school priest who helps five teenage girls with supernatural powers battle the ancient demon Legion.

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"The Last Sect" starring David Carradine ("Kill Bill") as a vampire hunter tracking a group of female vampires who use an internet dating service to line up their victims.

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"Ultimate Killing Machine" starring Michael Madsen ("Sin City") as the head of a top-secret U.S. military operation that turns misfits and wash-outs into genetically engineered ultimate soldiers.

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"Troubled Waters" starring Jennifer Beals ("The L Word") as a determined detective with psychic powers investigating the suspicious kidnapping of a rich man's daughter.

"We are very excited to be getting into business with Genius just as they are emerging as one of the best independent home entertainment distributors in the country" said Peace Arch President John Flock. "We believe that these five films will be excellent additions to their growing lineup of top quality productions, and we expect to continue supplying Genius with additional productions from our growing pipeline, whether first run productions from our film and television divisions, family and children's product from our kaBOOM! Entertainment subsidiary or desirable catalogue content from the Castle Hill/Dream Library, which we recently agreed to acquire."

"We are thrilled to be in business with Peace Arch Entertainment and John Flock, who in a very short time established his company as a premiere producer of quality films with high commercial value. This is a terrific deal for both companies and hopefully, the start of a long and successful relationship as Genius Products continues to build its library with top quality titles in the horror and thriller genres," said Genius CEO Trevor Drinkwater.

ABOUT GENIUS PRODUCTS, INC.

Genius Products, Inc. (OTCBB:GNPI), produces and distributes an ever-expanding library of home entertainment products including DVDs and CDs. Sold in retail outlets nationwide under such well-known brands as Wellspring, Sundance Channel Home Entertainment™, NBC News, TV Guide® and Baby Genius®, the company's products are distributed through the Genius Products Branded Distribution Network, an extensive, proprietary distribution network that extends throughout the U.S. to mass, drugstore, supermarket and specialty retailers. Genius Products recently released on home video The Weinstein Company smash hits, DERAILED, starring Jennifer Aniston and Clive Owen and WOLF CREEK, an Australian horror film as well as the Oscar nominated film, MRS. HENDERSON PRESENTS, starring Judi Dench and Bob Hoskins.

Genius Products boasts a premiere management team comprised of seasoned executives, formerly with major Hollywood studios, who have steered the company into the forefront of the industry through their landmark exclusive distribution deal with The Weinstein Company.

About Peace Arch Entertainment Group Inc.

Peace Arch Entertainment produces and acquires feature film and television programs for distribution to worldwide markets. Its Peace Arch Films division markets and licenses theatrical films oriented towards the major international film festivals such as Cannes, Venice and Toronto. The Company's Archetype Film label focuses on projects in the horror, thriller and action genres. Peace Arch Television specializes in the licensing of the Company's own productions and third party projects to Canadian and international broadcasters, cable and satellite companies. Peace Arch Home Entertainment, under the KaBOOM! Entertainment, Inc. banner, is one of the leading distributor of DVDs and related products in Canada.  Peace Arch recently entered into an agreement with Castle Hill Productions and Dream LLC to acquire their library of more than 500 classic, contemporary and genre films, which is expected to supplement Peace Arch's own annual output of more than two dozen new feature films and long form television programs.

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

Contacts:

Peace Arch Entertainment Group Inc. Nicole Spracklin 416-487-0377 ext. 237 nspracklin@peacearch.com	Trilogy Capital Partners Paul Karon Toll-free: 800-592-6067 paul@trilogy-capital.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	May 9, 2006	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was ;made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

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C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.